Stoecklein Law Group, LLP
Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

June 28, 2012

Pamela A. Long
United States
Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

RE:         Oraco Resources, Inc.
Your Response of February 8, 2012 to Amendment No. 2 to Current Report on Form 8-K
Filed January 24, 2012
Your Response of February 8, 2012 to Current Report on Form 8-K
Filed November 29, 2011
File No. 000-54472

Dear Ms. Long,

This correspondence is in response to your letter dated February 8, 2012 in reference to Oraco Resources, Inc.’s (the “Company”) filings of the Amendment No. 2 to Form 8-K filed on January 24, 2012 and Current Report on Form 8-K filed November 29, 2011.

Amendment No. 2 to Current Report on Form 8-K Filed on January 24, 2012

Cover Page of Form 8-K/A

1.
Based on your page 17 “Office Premises” disclosure, it appears that the company’s offices are no longer located at the address indicated on the cover page. Please update the address information accordingly, including disclosure in footnote (1) to the “Security Ownership of Management” table on page 38.

Response: The Company has updated the Company’s address throughout the filing.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

2.
We note your revised disclosure in response to comment one in our letter dated October27, 2011. As indicated in our prior comment, ORI and Jyork are now wholly-owned subsidiaries of your company so disclosure stating that “ORI is controlled by Gregg Johnson and Jyork is controlled by Charles Huggins” would not reflect your current corporate structure. Based on your response to comment 13 in our letter dated October 27, 2011, you may revise your disclosure to state that Otoro Holdings, LLC, a company controlled by Charles Huggins and a former shareholder of both ORI and Jyork, controls 49.2% of the equity interest in the company. Please advise or otherwise revise your disclosure accordingly.

Response: The Company has revised its disclosure to state that Otoro Holdings, LLC, a company controlled by Charles Huggins and a former stockholder of both ORI and JYORK, controls 49.2% of the equity interest in the Company.

Business Development, page 4

3.
We note your revised disclosure in response to comment three in our letter dated October 27, 2011. With respect to the Nimini Hills disclosure, please reinstate the 70/30 split in the ownership of the joint venture as contemplated by Section 3 of the Memorandum of Understanding (Exhibit 99.4), and further disclose that “1% on turnover shall be paid to Nimikoro Chiefdom for chiefdom development purposes.” Briefly explain the meaning of the term “turnover,” the party who will be responsible for such payment, as well as the nature of the “chiefdom development purposes” intended by the parties.

Response: The Company revised its disclosure to reinstate the 70/30 split in the ownership of the joint venture as contemplated by Section 3 of the Memorandum of Understanding and to disclose that 1% on turnover shall be paid to Nimikoro Chiefdom for chiefdom development purposes. Additionally, the Company explained that the “1% turnover,” means that JYORK must pay 1% of its 70% directly to the Chiefdom, which the Chiefdom shall use for its own developmental purposes.

Business of Oraco Resources, page 6

4.
We note your revised disclosure in response to comment four in our letter dated October 27, 2011. Please revise your disclosure to elaborate on the basis for your belief that with $5 million you should be able to attain a significant initial production of gold. Please also provide an objective criterion of what constitutes a “significant initial production” or “significant annual diamond production yields.”

Response: The Company revised its disclosure as follows:

Management believes that with at least $5 million USD, the Company should be able to fulfill the required and/or necessary actions discussed below that must be taken so that we may commence recovery operations.  We will not have the information needed to make projections of the amount of product that may be recovered until the geophysical studies we will soon have performed, as discussed further below, are completed. However, empirical evidence based on the results and findings of companies that are operating but a few kilometers away from our largest site suggest that the initial production should generate positive results. Based upon this information, we believe that the initial production should, at the very least, lessen the amount of additional capital needed to continue operations, and may, in the best case scenario, make the locations where production is initially commenced self-sustaining, and possibly able to contribute capital to the expansion and/or commencement of operations at the initial and/or additional sites.

The actions that we must undertake at this juncture include: obtaining the necessary governmental licenses (for which applications have already been made); conducting full surveys of the four concessions (one of which has already been completed); and conducting geophysical studies at each concession, for which SRK has already been retained. Portions of the $5 million USD will be needed to accomplish the foregoing.

Once the aforementioned actions have been completed, the capital will also be necessary to operate the concessions, to which additional portions of the $5 million USD will be applied. These are the landmarks that will be fulfilled to commence initial operations, and the Company projects that it will need $5 million USD to accomplish the aforementioned and commence operations. We expect that, once this initial production has commenced, we should be able to expand annual gold production incrementally from the initial levels, with the rate of expansion being dependent upon the amount of gold recovered, the number of additional concessions we believe we should be able to obtain and the level of additional capital that we believe can be raised.

There has been no drilling to test the depth potential of commercial ore on these properties, and proposed programs on such properties are exploratory in nature only.  Development of these mineral properties is contingent upon obtaining satisfactory exploration results.  Mineral exploration and development involve substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate.  There is no assurance that additional commercial quantities of ore will be discovered on the Company’s exploration properties.  There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production, or if brought into production, that it will be profitable. However, we estimate that we will need the $5 million USD to commence the determination and assessment of the existence and or feasibility of the foregoing.

Environmental Regulation, page 25

5.
We note your revised disclosure in response to comment nine in our letter dated October 27, 2011. Please revise your disclosure to indicate the jurisdiction which covers the application of the Environmental Protection Agency Act of 2008 and The Mines and Minerals Act of 2009, and whether the Minister of Mines has undertaken the environmental assessment discussed in your disclosure.

Response: The Company revised its disclosure to indicate that the Government of Sierra Leon has jurisdiction over The Mines and Minerals Act of 2009 and the Environment Protection Agency Act of 2008.

The Company also included the following in its disclosure:

For artisanal mining, no environmental impact study or license is required under the Environmental Protection Agency Act of 2008, nor is any license required for artisanal mining under the Mines and Minerals Act of 2009.  For small scale mechanized mining, an environmental assessment impact license is required, but to obtain the license an environmental impact study does not necessarily have to be undertaken.  Pursuant to Section 24 of the Environmental Protection Agency Act of 2008, a party who wishes to do small scale mechanized mining makes an application to the Agency for an environmental impact assessment license, which application includes a description of the proposed project.  Pursuant to Section 25 of the Environmental Protection Agency Act of 2008, the Agency reviews the application and, taking into account certain statutorily prescribed elements, determines whether the applicant needs to undertake an environmental impact study before the environmental assessment impact license can be issued.  If it is determined that no environmental impact study is needed, the Director will then issue the environmental assessment impact license.  Pursuant to Section 131 of the Mines and Minerals Act of 2009, a small scale mechanized mining license cannot be issued until an environmental impact assessment license has been obtained.

Certain Relationships and Related Transactions, and Director Independence, page 42

Transactions with Related Persons, page 42

6.
We note your response to comment 13 in our letter dated October 27, 2011. Please disclose here that Mr. Huggins is the owner of Otoro Holdings, LLC, your largest shareholder, as well as the terms of his consulting arrangement with the company.

Response: The Company added the following disclosure under the heading “Transactions with Related Persons” in the filing:

Charles Huggins is the owner of Otoro Holdings, LLC, our largest stockholder (controls 49.2% of the Company’s equity interest), and is a consultant of the Company. On August 8, 2011, we entered into a consulting agreement with Mr. Huggins, wherein he agreed to assist the Company in locating working interest partners, mining concessions, mining operations, and similar financing and business agreements to further the Company’s business in West Africa on a “best efforts” basis. The term of the agreement is for five years beginning on August 8, 2011. The Company agreed to pay Mr. Huggins 5% of all the gross income (the “Commission”) of the Company. The Commission shall be paid to Mr. Huggins in perpetuity, and shall be considered as an asset of his estate and shall be deemed a descendible right that shall be passed to his heirs as he so designates by his will. In addition, the Company agreed to pay all of Mr. Huggins’ expenses for travel and accommodations in connection with the fulfillment of his duties. The Company will also provide Mr. Huggins with an automobile and drive who also will act in place of a security guard.

Item 9.01 Financial Statements and Exhibits, page 49

7.
We note your response to comment 14 in our letter dated October 27, 2011 as well as each memorandum of understanding filed as Exhibits 99.3 through 99.5. Please confirm that these are the final agreements entered among the parties and that there are no other separately executed agreements related to the terms of each memorandum of understanding.

Response: The Company confirms that the memorandum of understandings filed as Exhibits 99.3 through 99.5 to the 8-K/A No. 2 filed on January 24, 2012 are the final agreements entered among the parties and that there are no other separately executed agreements related to the terms of each memorandum of understanding.

Current Report on Form 8-K Filed on November 29, 2011

8.
We note that your investor presentation discloses an estimate of diamondiferous gravel that appears to not meet the standards of a proven or probable reserve. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors -The United States Securities and Exchange
Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release) which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Response: The location of the cautionary language disclaimer is on the Company’s website. The Company will add the disclaimer in future press releases and investor presentations.

9.
We note you refer to your company as both a “diamond and gold mining and export company” in your exhibit number 99.2. Without a mineral reserve, your company must be in the exploration stage as defined by paragraph (a)(4)(i) of Industry Guide 7. As such, please ensure all disclosure refers to your company as an exploration stage company until you have defined a mineral reserve.

Response: The Company will ensure all its disclosure refers to the Company as an exploration state company until they have defined a mineral reserve.

In connection with the response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact the undersigned at 619-704-1310.

Sincerely,

/S/ Donald J. Stoecklein
Donald J. Stoecklein
Stoecklein Law Group

Cc:           Bradley Rosen
Oraco Resources, Inc.